June 17, 2022

BY EDGAR

Doris Stacey Gama

Office of Life Sciences

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Verano Holdings Corp.
Registration Statement on Form 10-12G
Filed April 26, 2022
File No. 000-56342

Ladies and Gentlemen:

Verano Holdings Corp. (the “Company”) has today filed Amendment No. 1 to its Registration Statement on Form 10-12G (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). On behalf of the Company, we are responding to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in its letter dated May 23, 2022. For ease of reference, the text of the Staff’s comments is included in bold-face type below, followed by the Company’s response. Except as otherwise provided, page references included in the body of the Company’s response are to the Registration Statement.

Form 10-12G Filed April 26, 2022

Item 1: Business

Overview, page 1

1.	We note your statements here and throughout that you are a “leading” vertically-integrated multi-state cannabis operator in the United States. Please revise your disclosure to provide the basis for this claim.

Response: The Company acknowledges the Staff’s comment and has revised page 1 to clarify that the Company is one of the top five publicly traded multi-state operators in the United States by reported annual revenue as of December 31, 2021. The Company has similarly revised pages ii and 53.

United States Securities and Exchange Commission

June 17, 2022

2.	Please revise your disclosure in this subsection to briefly discuss whether adult-use(recreational) sales have been material to your business. In your revisions, please describe the extent to which your revenues are attributable to adult-use as compared to medical use.

Response: The Company acknowledges the Staff’s comment and has revised page 1 to describe the percentage of revenues attributable to adult-use as compared to medical-use for the year ended December 31, 2021 and the first quarter of 2022. The Company has similarly revised page 23.

History of the Company, page 2

3.	Please revise this section to reflect your disclosure on page 32 indicating that because you will be a holding company with no operations of your own, you will be dependent on your subsidiaries for cash. Please also disclose any restrictions or other factors that could inhibit your subsidiaries’ ability to pay dividends or make other distributions to your company.

Response: The Company acknowledges the Staff’s comment and has revised pages 3, 5 and 32 to clarify that the Company is a holding company dependent on its subsidiaries and affiliates for cash and the ability of its subsidiaries and affiliates to pay dividends or make distributions to the Company or another subsidiary are subject to their operating performance, applicable state laws that restrict dividends based on solvency and capital standards, as well as contractual restrictions. The Company advises the Staff there are currently no contractual restrictions that inhibit the ability of its subsidiaries to pay dividends or make other distributions to the Company ..

4.	Please revise to include a brief discussion of the differences between the Proportionate Voting Shares and Subordinate Voting Shares in this section.

Response: The Company acknowledges the Staff’s comment and has revised page 2 to describe the dual class structure and material terms of the Proportionate Voting Shares and Subordinate Voting Shares.

Our Strategy, page 7

5.	We note your statement that the Company aims for a “first-mover advantage” in entering new markets. Please revise your disclosure to clarify what is meant by this term. If you intend to convey a belief that your products or businesses utilize a novel approach, you may discuss how your approach differs from those used by competitors or that you are not aware of competitors using a similar approach.

Response: The Company acknowledges the Staff’s comment and has revised page 7 to clarify that the Company aims for a “first-mover” competitive advantage in emerging markets by seeking early entry into states with approved medical-use cannabis programs and then establishing a footprint and vertical operations in anticipation of the authorization of adult-use cannabis.

United States Securities and Exchange Commission

June 17, 2022

6.	We note your statement that you have a network encompassing a market of nearly 150 million adult Americans in 15 states. Please revise your disclosure to state the basis for this claim regarding your network. In light of your disclosure on page 23 indicating that you have operations in 13 states, please also tell us why it is appropriate for you to include states where you do not have active operations in this figure.

Response: The Company acknowledges the Staff’s comment and has revised page 7 to clarify that the Company’s focus on a current potential market size of nearly 138 million adult Americans is based on US Census Bureau estimations as of July 1, 2021, which includes the total adult population in the 13 states that the Company has active operations plus the three additional states where Goodness Growth Holdings, Inc. has operations that the Company expects to acquire.

State and Local Licenses and Permits, page 17

7.	Please revise your disclosure in this section to clearly state whether all required state and local licenses and permits are held by the company and active. To the extent they are not, please describe.

Response: The Company acknowledges the Staff’s comment and has revised page 17 to clarify that the Company, through its subsidiaries and affiliates, holds all licenses and permits that are necessary to comply with state and local cannabis medical and adult-use laws and regulations applicable to its operations and that all such permits and licenses are current and in effect.

Environmental, page 24

8.	We note your statements regarding your identification of emerging agricultural practices that promote environmental sustainability. Please revise your disclosure to state whether you have created or adopted a comprehensive cultivation plan of the type described in this section. To the extent you have created or adopted such a plan, please describe (i) your progress to date pursuant to the plan and (ii) how you monitor and maintain compliance with the plan.

Response: The Company acknowledges the Staff’s comment and has revised pages 23 through 24 to clarify that the Company is currently evaluating its operations in order to structure a comprehensive cultivation plan.

United States Securities and Exchange Commission

June 17, 2022

Implications of Being an Emerging Growth Company, page 26

9.	It is unclear from your disclosures here and throughout filing if you are delaying the adoption of certain accounting standards until those standards would otherwise apply to private companies. Please revise your disclosure to provide disclosure about your intent to rely on the extended transition period.

Response: The Company acknowledges the Staff’s comment and has revised the cover page and pages ii, 26 and 50 through 51 to clarify that the Company has elected not to use the extended transition period for adopting new or revised financial accounting standards available to Emerging Growth Companies.

Item 1A. Risk Factors

The Company relies on third-party suppliers…, page 35

10.	We note your disclosure regarding the company’s dependence on third-party suppliers, manufacturers and contractors. Please disclose the location of such third parties and whether such locations pose any specific, material risks to operations, which may in turn impact their ability to provide services to the company.

Response: The Company acknowledges the Staff’s comment and has revised pages 35 through 36 to clarify that the Company’s third-party suppliers, manufacturers and contractors operate in the same state or US region as the Company’s operations and discuss risks associated with such locations.

Our shareholders are subject to extensive governmental regulation and, if a shareholder is found unsuitable…, page 42

11.	Please revise this risk factor to disclose how the redemption price will be calculated if you are required to redeem a shareholder’s securities.

Response: The Company acknowledges the Staff’s comment and has revised page 42 to clarify that, to the extent the Company seeks to redeem a shareholder’s shares in the Company, the Company’s board of directors would determine the redemption price the Company would offer such shareholder.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Selected Results of Operations, page 53

12.	Please revise your discussion of revenues throughout this section to discuss, and where possible quantify, the changes in your revenues resulting from changes in prices, changes in volume or a combination of both items. Please refer to Item 303 and the related instructions in Regulation S-K as well as SEC Interpretive Release No. 33-8350.

Response: The Company acknowledges the Staff’s comment and has revised pages 53 through 62 to discuss the key performance drivers of the Company’s revenues.

United States Securities and Exchange Commission

June 17, 2022

Item 2. Financial Information

Liquidity, Financing Activities and Capital Resources, page 61

13.	Please revise this section to discuss the material terms of your indebtedness. In your revisions, please disclose the aggregate principal amount outstanding, applicable interest rate(s), interest payments made in recent periods, assets securing your indebtedness, associated covenants and maturity date(s).

Response: The Company acknowledges the Staff’s comment and has revised page 64 to discuss the material terms of the Company’s indebtedness.

Liquidity, Financing Activities and Capital Resources, page 61

14.	For each entity and for each period presented, please explain material financial statement variances that impacted liquidity i.e. receivables, inventories, and debt and equity issuances. See Section 501.03 of the Financial Reporting Codification.

Response: The Company acknowledges the Staff’s comment and has revised pages 63 through 64 to describe material financial statement variances that have impacted liquidity of the Company.

Item 10. Recent Sales of Unregistered Securities, page 86

15.	We note your statement that you have provided information regarding unregistered sales of securities by the Company from its inception “through December 31, 2021.” Please note that information must be provided for the prior three years from the date of the registration statement. For guidance, please refer to Item 701 of Regulation S-K (incorporated into Form 10).

Response: The Company acknowledges the Staff’s comment and has revised page 88 to provide information regarding unregistered sales of securities by the Company from inception through the date of the Registration Statement.

Note 9. Acquisitions, page F-34

16.	Please revise your disclosures here and on pages F-35 through F-41 related to the businesses acquired, including the AME merger, to provide the following information:

●	Provide how you valued the specific assets and liabilities acquired;

Response: The Company acknowledges the Staff’s comment and has revised pages F-34 through F-43 to clarify how the Company values acquired assets and liabilities.

United States Securities and Exchange Commission

June 17, 2022

●	Describe how you valued the stock issued as part of the consideration, as applicable, for each acquisition;

Response: The Company acknowledges the Staff’s comment and has revised pages F-34 through F-43 to describe how the Company values stock issued as part of the consideration for an acquisition.

●	More fully explain to us how you determined the fair values of the intangible assets you acquired and separately identify the amount of goodwill acquired; and

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company engages an independent valuation expert to fair value identified intangible assets. There are three primary valuation methodologies traditionally used: cost approach, market approach and income approach. The Company elected to use the income approach, which considers projected future profits and cash flows and discounts to its present value equivalent as of the date of value. The Company used the multi-period excess earnings method (MPEEM) to value the licenses and the relief from royalty method to value trade names and technology. The Company believes this approach is most appropriate as it estimates the future revenues and cash flows derived from the intangible assets.

Licenses - Cannabis licenses are the primary intangible asset acquired in business combinations as they provide the Company the ability to operate in each market. The key assumptions used in these cash flow projections include discount rates and terminal growth rates. The most sensitive key assumption used is the discount rate. The discount rate applied was based upon the state market in which an acquired business operates, and the average discount rate was 23%. The terminal growth rate represents the rate at which these businesses will continue to grow into perpetuity. The terminal growth rates were also based on the applicable state markets and management selected terminal growth rates of approximately 3%. Other key significant assumptions include revenue, gross profit, operating expenses and anticipated capital expenditures which are based upon the Company’s historical operations, as well as management projections.

Trade Names - The Company also reviewed the importance of trade names in each acquisition, if applicable, and considered the future plans associated with the trade name. The factors evaluated include the importance and brand recognition of the trade name, the operating market, historical and projected revenue and operating margins associated with the trade name. In general, the Company rebrands acquired dispensary businesses to operate under the Verano™, Zen Leaf™ or MÜV™ brands.

Other - Other forms of intellectual property (“IP”) such as patents, technology, customer lists or relationships and other agreements are analyzed to determine the importance of IP to a business and to determine if there is any economic value that should be allocated to such items. IP is seldom identified. During the year ended December 31, 2021, the only IP acquired was a patented encapsulation formulation used in the MÜV™ branded transdermal patches, gels, tinctures and capsules that was acquired through the AME merger.

United States Securities and Exchange Commission

June 17, 2022

Goodwill – After determining identifiable intangible and tangible net assets values, any residual value is assigned to goodwill. Below is a summary of the changes to goodwill for the year ended December 31, 2021:

Goodwill Balance	(in thousands)
Beginning Balance – 12/31/2020	$16,029
Purchase Price Adjustments	282
Additions – Purchase Price Allocation	71,650
Additions – Deferred Tax Liabilities	280,169
Ending Balance – 12/31/2021	$368,130

●	Please tell us your consideration of the disclosure guidance in ASC 805-10-50-2(h). If disclosure of any of the information is impracticable, you should disclose that fact and explain why the disclosures are impracticable.

Refer to the guidance in ASC 805-10-50 and 10-55.

Response: The Company acknowledges the Staff’s comment has revised pages F-34 through F-43 to add disclosures in accordance with the guidance in ASC 805-10-50-2(h).

17.	Please provide to us your significance calculations under Rule 3-05 of Regulation S-X for each entity acquired that is described on pages F-35 through F-41. To the extent that separate financial statements are required to be included under Rule 3-05 of Regulation S-X, please revise to include pro forma financial statements under Article 11 of Regulation S-X. Please note that this comment also applies to the acquisitions described on pages 4 and 5 that have occurred or are probable occurring after December 31, 2021.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has assessed the significance of its acquisitions and dispositions in fiscal years 2020 and 2021 as well as both closed and probable acquisitions in 2022 to date.

To determine if a transaction qualifies as a significant acquisition that requires filing financial statements of the acquired entity and pro forma financial information, the Company measured the significance of the acquisition under Rule 3-05 of Regulation S-X, as amended on May 21, 2020 by SEC Release No. 33-10786, using the three significance tests: (1) the investment test; (2) the asset test; and (3) the income test. Set forth below is the Company’s analysis under Rules 3-05 and 1-02(w) of Regulation S-X of the acquisitions completed during fiscal years 2020 and 2021 and completed and probable acquisitions in 2022 to date.

Investment Test – Under the investment test, the Company compared the purchase price of the acquired entity with the aggregate worldwide market value of the Company’s common equity from the last five trading days of the most recently completed month prior to the earlier of the announcement date or agreement date of the acquisition. Since, prior to February 11, 2021, Verano was not a publicly traded company, for acquisitions where Verano’s aggregate worldwide market value was not available, the Company used Verano’s total consolidated assets to perform the investment test calculation.

United States Securities and Exchange Commission

June 17, 2022

Asset Test – Under the asset test, the Company compared the total consolidated assets of the acquired entity with the Company’s total consolidated assets as of the end of the most recently completed fiscal year.

Income Test – Under the income test, the Company used the lower of (a) the absolute value of the acquired entity’s pre-tax loss compared to the pre-tax income of the Company for the most recently completed fiscal and (b) the acquired entity’s total consolidated revenues compared to the Company’s total consolidated revenues for the most recently completed fiscal year.

When applying the asset and income tests above, the Company used the consolidated financial statements of the acquired entity and the Company as of and for the year ended of the most recently completed fiscal year prior to the transaction.

●	For acquisitions that closed in fiscal year 2020, the Company used financial statements as of and for the year ended December 31, 2019 to perform its assessment.
●	Pursuant to Rule 3-05 and Article 11 of Regulation S-X, if an acquisition is made after reporting a previous significant acquisition or disposition, the registrant may evaluate significance using the registrant’s pro forma financial information rather than historical pre-acquisition financial statements. The acquisition of the AME Group as part of the Go Public Transactions on February 11, 2021 exceeded the 20% individual significance threshold and thus represented a significant acquisition. For every 2021 acquisition that occurred after the AME Group acquisition on February 11, 2021, the Company used the pro forma financial statements including the AME Group as of and for the year ended December 31, 2020 to perform its assessment.
●	For acquisitions and dispositions that have closed in 2022 or are probable as of the date of the Registration Statement, the Company used pro forma financial statements as of and for the year ended December 31, 2021 as if the AME Group acquisition occurred on January 1, 2021 to perform its assessment.

Upon completing the tests above, the Company concluded that all individual significance tests were below 20%, with the exception of the AME Group. Accordingly, the Company concluded that financial statements and pro forma information pursuant to Rule 3-05 and Article 11 of Regulation S-X, respectively, only needed to be provided in the Registration Statement for the AME Group The Company also assessed the acquisitions for aggregate significance and concluded that the acquisitions in aggregate for (i) the fiscal year 2020, (ii) the fiscal year 2021, and (iii) year to date in 2022, including probable acquisitions as of the date of the Registration Statement, do not exceed the 50% significance threshold and no aggregate acquisition pro forma information is required to be provided in the Registration Statement by Rule 3-05 or Article 11 of Regulation S-X.

Please find attached as Exhibit A hereto a complete listing of the Company’s acquisitions and dispositions in fiscal years 2020 and 2021 and year to date 2022, including probable acquisitions as of the date of the Registration Statement, and the individual and aggregate significance test results.

United States Securities and Exchange Commission

June 17, 2022

18.	We note that the AME Merger meets the significance calculations under Rule 3-05 of Regulation S-X and that you provided these financial statements starting on page F-58. As such, please also revise your filing to provide a pro forma statement of operations for the year ended December 31, 2021. Please refer to Article 11 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised pages F-164 through F-166 to add unaudited pro forma consolidated statement of operations for the year ended December 31, 2021.

Note 10. Variable Interest Entities, page F-55

19.	Please expand your disclosures to provide the information required by FASB ASC 810-10-50-3 and 5A, with regard to material interests held in consolidated VIEs, as necessary to satisfy the objectives set forth in FASB ASC 810-10-50-2AA. For example, the disclosures should include the following information to the extent applicable:

●	the methodology applied in determining that the company is the primary beneficiary, including judgments and assumptions made, and the types of involvements considered to be significant;

●	the type and amounts of any support provided during the periods presented and the reasons;

●	qualitative and quantitative information about the company’s involvement with the VIEs, including the nature, purpose, size, activities of, and the manner of financing, the VIEs; and

●	the nature of restrictions on VIE assets

Response: The Company acknowledges the Staff’s comment and has revised page F-57 to provide additional disclosure in accordance with the guidance in ASC 810-10.

Independent Auditor’s Report, page F-60.

20.	We note multiple deficiencies in the audit reports provided by Hill, Barth & King LLC included here and on pages F-83 through F-84. These deficiencies include, but are not limited to, that the reports are not dated and do comply with Illustration 1 of AICPA AU-C Section 700. Please amend the filing to provide compliant audit reports in all respects in your next amendment.

Response: The Company acknowledges the Staff’s comment and has revised pages F-63 and F-84 to provide updated audit reports of Hill, Barth & King LLC.

United States Securities and Exchange Commission

June 17, 2022

Independent Auditor’s Report, page F-110

21.	We note that the first sentence within the first paragraph is incomplete. Please amend your filing to include an audit report that complies with Illustration 1 of AICPA AU-C Section 700.

Response: The Company acknowledges the Staff’s comment and has revised page F-110 to provide an updated audit report of Atlas CPAs & Advisors PLLC.

Exhibits

22.	In the header to Exhibit 10.2 you state “Certain confidential portions of this exhibit have been omitted and replaced with “[***]”. Such identified information has been excluded from this exhibit because it (i) is not material and (ii) would likely cause competitive harm to the company if disclosed.” However, no asterisks appear in the exhibit. Please reconcile.

Response: The Company acknowledges the Staff’s comment and has updated Exhibit 10.2.

General

23.	Pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 becomes effective automatically 60 days after the initial filing date. At that time, you will be subject to the reporting requirements of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before the effectiveness date you should consider withdrawing the Form 10 registration statement to prevent it from becoming effective and, as applicable, file a new Form 10 registration at such time as you are able to respond to any remaining issues or comments.

Response: The Company acknowledges the Staff’s comment and confirms its understanding that its Registration Statement will be deemed effective by lapse of time 60 days after the initial filing date pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934 and that the Company will become subject to the reporting requirements of the Exchange Act once the Registration Statement is effective. If the review process has not been completed prior to that date, the Company will continue to respond to the Staff’s comments until all of the Staff’s comments have been addressed.

* * * * * * *

United States Securities and Exchange Commission

June 17, 2022

If you have any questions, please feel free to contact me at 214.453.6441. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Thomas W. Hughes

Thomas W. Hughes

cc:	George Archos, Chief Executive Officer, Verano Holdings Corp.
Justin S. Reinus, Partner, Winston & Strawn LLP

Exhibit A

Significance Calculations under Rule 3-05 of Regulation S-X

			Significance Tests
					Income Test
Significance Test	Entity	Acquisition or Disposition	Investment Test	Asset Test	Net Income Component	Revenue Component	Significance %
2020 Transactions
Individual Significance Assessment	Local Dispensaries, LLC*	Acquisition	N/A	N/A	N/A	N/A	N/A
	MME IL Holdings, LLC (Evanston) (j)	Acquisition	11.1%	4.5%	42.5%	18.8%	18.8%
	ChiVegas, LLC**	Acquisition	0.3%	N/A	N/A	N/A	0.3%
	Elevele, LLC	Acquisition	12.4%	0.5%	9.7%	6.9%	12.4%
	FGM Processing, LLC	Acquisition	3.9%	1.0%	20.5%	0.3%	3.9%
Aggregate Significance Assessment			27.7%	6.0%	72.7%	26.0%	27.7%
2021 Transactions
Individual Significance Assessment	Glass City Alternatives, LLC (Soothe)	Acquisition	1.1%	0.3%	0.3%	0.5%	1.1%
	AltMed (AME & POR)	Acquisition	208.3%	38.3%	80.6%	55.3%	208.3%
	Majesta Minerals	Acquisition	0.0%	0.0%	0.2%	0.0%	0.0%
	NSE Holdings, LLC*	Acquisition	N/A	N/A	N/A	N/A	N/A
	Perpetual Healthcare, Inc. (Emerald)	Acquisition	0.4%	0.9%	0.3%	2.9%	0.9%
	The Herbal Care Center Inc. (THCC)	Acquisition	0.6%	2.0%	4.2%	5.3%	4.2%
	Local Joint	Acquisition	0.3%	0.5%	0.4%	2.4%	0.5%
	Territory	Acquisition	1.7%	2.0%	4.2%	12.0%	4.2%
	TerraVida Holistic Center, LLC	Acquisition	1.8%	2.8%	7.8%	15.5%	7.8%
	The Healing Center, LLC (THC) & THC Real Estate	Acquisition	2.2%	7.4%	12.9%	14.2%	12.9%
	Ohio Grown Therapies, LLC*	Acquisition	N/A	N/A	N/A	N/A	N/A
	Mad River Remedies, LLC	Acquisition	0.4%	1.1%	1.7%	2.2%	1.7%
	Agri-Kind, LLC (AK) & Agronomed Holdings Inc. (AHI)	Acquisition	3.1%	1.5%	1.2%	3.0%	3.1%

Exhibit A-1

	Agronomed Biologics, LLC (AB)	Acquisition	2.0%	1.6%	0.1%	0.0%	2.0%
	Willow Brook Wellness, LLC	Acquisition	0.6%	0.3%	0.9%	1.7%	0.9%
	7221 Jessup, LLC**	Acquisition	0.2%	N/A	N/A	N/A	0.2%
	1728 & 52 Old York Rd, LLC (Abington)**	Acquisition	0.2%	N/A	N/A	N/A	0.2%
	5335 Las Vegas, LLC (Fort Apache)**	Acquisition	0.0%	N/A	N/A	N/A	0.0%
	3576 Route 22 (Branchburg)**	Acquisition	0.3%	N/A	N/A	N/A	0.3%
	Caring Nature, LLC	Acquisition	0.7%	0.7%	1.9%	2.9%	1.9%
	Connecticut Pharmaceutical Solutions, Inc (CT Pharma)	Acquisition	4.5%	10.8%	3.3%	4.9%	10.8%
Aggregate Significance Assessment			20.1%	31.8%	39.3%	67.5%	39.3%
2022 Transactions
Individual Significance Assessment	257 Wynnewood, LLC**	Acquisition	0.1%	N/A	N/A	N/A	0.1%
	420 Capital Management, LLC (Greengate)	Acquisition	0.5%	0.2%	2.6%	1.7%	1.7%
	Canna Cuzzos, LLC	Disposition	0.1%	0.0%	0.2%	0.2%	0.2%
	ILDISP, LLC (Charleston)	Disposition	0.6%	0.1%	2.5%	1.0%	1.0%
	Goodness Growth Holdings***	Acquisition	11.1%	6.6%	33.1%	7.4%	11.1%
	WSCC, Inc. (Sierra Well)***	Acquisition	4.1%	6.1%	34.0%	7.1%	7.1%
Aggregate Significance Assessment
Acquisitions			15.7%	12.9%	69.7%	16.2%	16.2%
Dispositions			0.7%	0.2%	2.7%	1.2%	1.2%

* The Company assessed the transaction to determine if it meets the definition of a business or real estate operation pursuant to Rules 3-05, 11-01(d), and 3-14 guidance and determined that there was no revenue producing business activity or operation that would qualify the entity as a business or real estate operation. As such, assessment of significance is not required.

**Under Rule 3-14, acquisitions of real estate operations are defined as properties that generate revenue solely through leasing. These acquisitions must be assessed for significance; however only the investment test applies. If the investment test exceeds the 20% threshold, the acquisition is deemed significant.

***The Company notes that this acquisition has not closed yet but is probable to close within the fiscal

Exhibit A-2